Form 144
1 (a) Name of issuer:
SOUTH STATE CORPORATION
1 (b) IRS Ident. No.
57-0799315
1 (c) SEC File No.
001-12669
1(d) Address of issuer
520 Gervais Street Columbia, SC 29201
1 (e)Telephone No.
803-231-3539
2(a) Name of person for whose account the securities are to be sold
Joseph E. Burns
2(b) Relationship to Issuer
Officer/Chief Credit Officer
2(c) Address Street
119 Cricket Hill Rd. Columbia SC 29223
3(a) Title of Class of securities to be sold
Common Stock
3(b) Name and address of each broker through
whom the sec are to be offered/each market maker who is acquiring the securities MG TRUST, 717 17th STREET, SUITE 1300 DENVER, CO 80202
3(c) Number of share or other units to be sold
4,900
3(d)Aggregate Market Value
$372,000.00
3(e) Number of shares or other units outstanding
24,209,122
3(f) Approximate Date of Sale
10/26/2016
3(g) Name of each securities exchange
NASDAQ
Table I  Securities to be Sold
Title of the Class:
Common Stock
Date you acquired:
Various dates from 1/1/04 through 10/01/16

Nature of Acquisition Transaction

Purchases through employer 401k plan

Name of Person from Whom Acquired:
South State Corporation

Amount of Securities Acquired:
4,900

Date of Payment:
Various dates from 1/1/04 through 10/01/16

Nature of Payment:
Cash, withholdings from employee comp as participant in 401k plan.

Table II  Securities sold during past 3 months:
N/A